FILED BY VULCAN MATERIALS COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: FLORIDA ROCK INDUSTRIES, INC.
COMMISSION FILE NO. 001-07159

Important Information

In connection with the proposed acquisition by Vulcan Materials Company of Florida Rock Industries, Inc., a registration statement on Form S-4 was filed by Virginia Holdco, Inc., a wholly-owned subsidiary of Vulcan Materials, with the SEC on July 13, 2007 (Registration No. 333-142060), containing a definitive proxy statement/prospectus and other documents filed by Vulcan Materials and Florida Rock. SHAREHOLDERS OF FLORIDA ROCK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus was mailed to shareholders of Florida Rock on or about July 17, 2007. Investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov, from www.vulcanfloridarock.com, www.vulcanmaterials.com or www.flarock.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters discussed herein, including expectations regarding future performance of Florida Rock and Vulcan Materials, contain forward-looking statements that are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those projected. These risks, assumptions, and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; cost of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received by Vulcan Materials under two earn-outs contained in the agreement for the divestiture of Vulcan Materials’ Chemicals business; the ability to manage and successfully integrate acquisitions; risks and uncertainties related to the proposed transaction with Flor-ida Rock Industries, Inc. (Florida Rock) including the ability to successfully integrate the operations of Florida Rock and to achieve the anticipated cost savings and operational synergies following the closing of the proposed transaction with Florida Rock; and other assumptions, risks and uncertainties detailed from time to time in either company’s SEC reports, including each company’s report on Form 10-K for the year. There can be no assurance that the transaction described above will be consummated. Forward-looking statements speak only as of the date hereof, and each company assumes no obligation to update such statements.

Unless otherwise noted, the information provided herein is provided on a pro forma basis, to the extent the parties dispose of any assets in connection with the merger, certain of the data will be affected.

[The following is an excerpt from materials circulated by Vulcan Materials Company at an investor conference on September 19, 2007.]

Vulcan Materials Company

Florida Rock acquisition is about long-term value creation.

WE MINE VALUE.

Vulcan Materials Company

September, 2007

Vulcan Materials Company

Advantage of Location - where we need to be and growing.

WE MINE VALUE.

Vulcan Aggregates, Asphalt, and Concrete
Florida Rock Aggregates, Cement, and Concrete

September, 2007

Vulcan Materials Company

Florida Rock enhances our reserve position.

WE MINE VALUE.

Aggregates Reserves
Billions of Tons**
7.5
-2.4
6.3
11.4
2.5
13.9
1996 Vulcan Reserves
Shipments
Additions
2006 Vulcan Reserves
Florida Rock Reserves
Pro Forma Combined

Average Reserve Life
Years*
45
56
Vulcan
Florida Rock

** Calculated using FY06 sales volumes*
*** Source: SEC reports for VMC and FRK*

September, 2007

Vulcan Materials Company

With Florida Rock, still an aggregates-focused business

WE MINE VALUE.

$4.3 Billion 2006 Pro Forma Combined Net Sales

Aggregates*
60%
Asphalt
10%
Other
3%
Cement
5%
Concrete
22%

* All aggregates sales

All
Aggregates**
88%
Asphalt and
Concrete***
6%
Other
1%
Cement
5%

**Aggregates sales plus asphalt and concrete sales that include company aggregates

***Asphalt and concrete sales with purchased aggregates

September, 2007

Vulcan Materials Company

Summary

WE MINE VALUE.

- ✓ Strong Results.
  - ✓ Throughout its 50-year history, Vulcan has a proven track record of adding value for its shareholders
  - ✓ 2006 was another year of record results and earnings growth
  - ✓ Quality top-line growth in aggregates
  - ✓ Ranked number 1 in our industry by *Fortune* magazine and in the top 10 of all *Fortune* 1000 companies for long-term investment
- ✓ Strong Reserves.
  - ✓ Over 11 billion tons of aggregates reserves in high growth U.S. markets
  - ✓ The announced combination of Vulcan and Florida Rock enhances our U.S. leadership position in construction aggregates
- ✓ Strong Relationships.
  - ✓ We are a local business everywhere we do business and part of each community we serve.
  - ✓ Ranked in the top 10 of all *Fortune* 1000 companies for social responsibility

September, 2007